

IAMGOLD CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD TO BUILD SOLAR PROJECT IN SURINAME

Toronto, Ontario, November 27, 2013 – IAMGOLD Corporation ("IAMGOLD" or the "Company") announced today that IAMGOLD and/or its subsidiary, Rosebel Gold Mines N.V. ("RGM") will fund the development and operation of a solar power project (the "Solar Project") with an installed capacity of five (5) megawatts in Suriname. The Solar Project is delivering on a prior commitment to the Government of Suriname, which was made in connection with a prior deal that significantly lowered the Company's cost of power.

The cost to build the Solar Project is expected to be in the range of $12 million to $14 million, including the work necessary to prepare and provide access to the site. It is planned to be operational at the start of the third quarter of 2014. The Solar Project will be managed and operated by RGM, with all electric power being used at the RGM site, and will interconnect to Suriname's electric power grid system.

Ron Halas, Vice President, Commercial, South America, and Project Coordinator stated, "This Solar Project is a positive step forward for IAMGOLD and Suriname as a whole. Five megawatts of additional generating capacity will help the mine to reduce operating costs and free up existing power capacity for use by other customers in Suriname. I am pleased that IAMGOLD has chosen this proven 'green' technology to meet the increasing power needs at RGM."

Steven Letwin, President and CEO, commented that, "As Rosebel transitions from mining soft rock to harder rock deposits we need an increased amount of power to crush and grind the ore to facilitate the gold extraction. We have successfully negotiated reductions in the cost of power at Rosebel and this solar project further improves the cost and supply of power to meet our needs. Adapting such technologies to our business is exactly the type of innovation this industry requires to succeed in the future."

IAMGOLD will continue to work cooperatively with the Government of Suriname on this project. The Company plans to share all technical information with relevant Government Authorities and ADEK University of Suriname so as to improve the understanding of solar power potential in Suriname.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with six operating gold mines (including current joint ventures) on three continents and one of the world's top three niobium mines. A solid base of strategic assets in Canada, South America and Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this news release, including any information as to the Company's future financial or operating performance or otherwise information as to expected or planned future events, and other statements that express management's expectations or estimates of future performance or of future events, other than statements of historical fact, constitute forward looking information or forward-looking statements and are based on expectations, plans, estimates and projections as of the date of this news release. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements in this news release are generally identifiable by, but are not limited to, the use of the words "will", "plan", "hopeful", "can", "expected", "range" and "until" and other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic, competitive

and other uncertainties and contingencies. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD or actual future events to be materially different from the Company's estimated future results, performance or achievements or expected or planned future events expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance or the happening of expected or planned future events. For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the company's estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company's latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

For further information please contact:

Bob Tait, VP Investor Relations
Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director Investor Relations
Tel: (416) 933-4952 Mobile (416) 670-3815

IAMGOLD Corporation Toll-free: 1 888 464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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